

January 28, 2011

Ms. Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

> **Re:** **Perfumania Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended May 1, 2010**
> **Filed June 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 23, 2010**
> **File No. 0-19714**

Dear Ms. Dellomo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 1. Business, page 3

Intellectual Property Rights, page 6

1. We note your statement that "[your] portfolio of fragrance brands is of great importance to [your] business." For each of your trademarks and licenses, please disclose the duration and provide us with your proposed disclosure. Please see Item 101(h)(4)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2. We note your presentation of an $18.9 million net loss in fiscal 2008 that is excluding $68.1 million for impairment charges. Tell us whether this is a non-GAAP financial measure and what consideration you gave to providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Fiscal Year 2009 Compared to Fiscal Year 2008, page 17

3. We note your presentation and discussion of the results of operations which includes combined results of Perfumania retail operations before and after the reverse acquisition on August 11, 2008. Your filing should also include discussion of the historical financial statements required by Item 303 of Regulation S-K. Please note that if supplemental discussion in MD&A based on pro forma financial information is provided, it should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-transaction periods. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, the pro forma information should be prepared in accordance with the guidance in Article 11 of Regulation S-X. Please ensure that the supplemental discussion is not presented with greater prominence than the discussion of the historical financial statements.

Liquidity and Capital Resources, page 21

4. Please describe the covenant defaults and the specific terms of material debt covenants in your credit facility. In addition, disclose the required ratios as well as the actual ratios as of each reporting date to allow investors to understand how much cushion there is between these ratios. Please provide us with your proposed disclosure in this regard. Please see Sections I.D and IV.C of SEC Interpretive Release No. 33-8350.

Financial Statements, page 25

Notes to Financial Statements, page 31

Note 2 – Significant Accounting Policies, page 32

Gift Card, page 34

5. We note your disclosure on gift card breakage. Please tell us how you calculate your gift card breakage. If based on historical non-redemption rates, tell us how many years of history you have and why you believe that is an adequate representation to determine your breakage rate. Also, for each year presented, tell us how much breakage was

recorded as a reduction of selling, general and administrative expenses and how much was accrued as of each year end. Please tell us your estimated amount of non redeemed gift cards.

Shipping and Handling Fees and Costs, page 36

6. Please tell us the amount of shipping and handling costs for wholesale sales that are included in your selling, general and administrative expenses line item for each period presented. As part of your response, please tell us your consideration for disclosing this amount as outlined in FASB ASC 605-45-50-2.

Note 11 – Fair Value Measurements, page 46

7. We note your table presenting the non-financial assets that you measured at fair value on a non-recurring basis. Tell us what consideration you gave to providing similar disclosure for your non-financial liabilities as required by FASB ASC 820-10-50-5.

Exhibits, page 57

8. It appears that exhibit 10.6, the Credit Agreement dated August 11, 2008, does not include all of the referenced exhibits or schedules. Please advise or refile a complete copy of this agreement with your next periodic report.

Exhibits 31.1 and 31.2

9. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your inclusion of the word "we" before "have" in paragraph 4 and your deletion of the word "the" before "registrant's board of directors" in paragraph 5 is not permissible. Please revise in future filings.

Form 10-Q for the Period Ended May 1, 2010

Item 4. Controls and Procedures, page 20

Management's Evaluation of Disclosure Controls and Procedures, page 20

10. We note your statement that controls and procures are designed to ensure, among other things, that information we are required to disclose in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please be advised that you have disclosed a partial definition of disclosure controls and procedures. In future filings, please also state that your disclosure controls and procedures also ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer

as appropriate, to allow timely decisions regarding required disclosure. Alternatively, you may choose to omit the entire definition of disclosure controls and procedures. Refer to Exchange Act Rule 13a-15(e). This comment also applies to your Form 10-Qs for the periods ending July 31, 2010 and October 30, 2010.

Exhibits 31.1 and 31.2

11. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your inclusions of the words "and" at the end of paragraph 2 and "we" before "have" in paragraph 4 is not permissible. Also, your deletion of the phrase "the registrant's fourth fiscal quarter in the case of an annual report" in paragraph 4(d) is impermissible. Please revise in future filings. This comment also applies to your Form 10-Qs for the periods ending July 31, 2010 and October 30, 2010.

Definitive Proxy Statement on Schedule 14A

Directors Standing for Election, page 5

12. Please specify Ms. Taylor's principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please provide us with your proposed disclosure in this regard. Please see Item 401(e)(1) of Regulation S-K.

Director Compensation, page 8

13. We note your disclosure that Mr. Nussdorf served as a consultant on operational matters for which he received compensation of $261,205. Please describe the terms of this arrangement and provide us with your proposed disclosure. To the extent this agreement is in writing, please file it as an exhibit. Please see Items 402(r)(3)(ii) and 601(b)(10)(ii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 16

Merger With Model Reorg and Related Credit Arrangements, page 16

14. For both the Nussdorf Trust Notes and Quality King Note, please provide the amount of principal outstanding as of the latest practicable date. Please also provide this information for the Convertible Note issued to Stephen and Glenn Nussdorf. Please provide us with your proposed disclosure in this regard. Please see Items 404(a)(5) and 404(d) of Regulation S-K.

Executive Compensation and Related Information, page 20

2009 Summary Compensation Table, page 20

15. Please provide the information required by Item 402(o) of Regulation S-K and provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney at (202) 551-3535, Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jason Niethamer for

Jennifer Thompson
Branch Chief